SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                        COLLAGENEX PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    COMMON STOCK, par value $0.01 per share
                         (Title of Class of Securities)

                                   19419B100
                                 (CUSIP Number)

OAKTREE CAPITAL  MANAGEMENT,  LLC          DECHERT PRICE & RHOADS 333
South Grand Avenue, 28th Floor             4000 Bell Atlantic Tower
Los Angeles, California 90071              1717 Arch Street
Attention: Kenneth Liang, Esquire          Philadelphia, PA 19103
Managing Director and General Counsel      Attention: Donna E. Ostroff, Esquire
(213) 830-6300                             (215) 994-4000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  19419B100                         Page  3  of  9  Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Oaktree Capital Management, LLC
     95-452-1152

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
                                                                          (b)|X|

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     Not Applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF           7    SOLE VOTING POWER
SHARES                   1,609,090  shares of Common Stock  issuable upon the
BENEFFICIALLY            conversion of 177,000 shares of Series D Cumulative
OWNED BY EACH            Convertible Preferred Stock
REPORTING PERSON
WITH                8    SHARED VOTING POWER
                         -0-

                    9    SOLE DISPOSITIVE POWER

                         1,609,090 shares of Common Stock issuable upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock

                    10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,609,090 shares of Common Stock issuable upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.8% of Common Stock, or 88.5% of Series D Cumulative Convertible Preferred Stock

14   TYPE OF REPORTING PERSON*
     OO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  19419B100                             Page  4  of  9  Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     OCM Principal Opportunities Fund, L.P.
     95-459-3041

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)|_|
                                                                          (b)|X|
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7    SOLE VOTING POWER
SHARES                   1,609,090  shares of Common Stock  issuable upon the
BENEFICIALLY             conversion of 177,000 shares of Series D
OWNED BY EACH            Cumulative Convertible Preferred Stock
REPORTING
PERSON WITH         8    SHARED VOTING POWER
                         -0-

                    9    SOLE DISPOSITIVE POWER

                         1,609,090 shares of Common Stock issuable upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock

                    10   SHARED DISPOSITIVE POWER
                         -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,609,090 shares of Common Stock issuable upon the conversion of 177,000 shares of Series D Cumulative Convertible Preferred Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8% of Common Stock, or 88.5% of Series D Cumulative Convertible Preferred Stock

14   TYPE OF REPORTING PERSON*
     PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer

This Schedule 13D relates to the Series D Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series D Preferred Stock") and the Common Stock, par value $0.01 per share ("Common Stock") of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 301 South State Street, Newtown, Pennsylvania 18940.

Item 2.       Identity and Background

This Schedule 13D is filed on behalf of :

    (1)             Oaktree  Capital  Management,   LLC,  a  California  limited
          liability company ("Oaktree"), in its capacity as general partner of the Principal Opportunities Fund (see below); and

    (2) OCM Principal Opportunities Fund, L.P., a Delaware limited partnership (the "Principal Opportunities Fund").

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Principal Opportunities Fund is a limited partnership which generally invests in entities in which there is a potential for the fund to exercise significant influence over such entities. Based on Oaktree's relationship with the Principal Opportunities Fund, Oaktree may be deemed to beneficially own the shares of Common Stock held by the Principal Opportunities Fund.

(a)-(c) & (f)

Oaktree is the general partner of the Principal Opportunities Fund. The address of the principal business and principal office for Oaktree, the Principal Opportunities Fund and the portfolio managers is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree and the Principal Opportunities Fund are listed below. The principal address for each member and executive officer of Oaktree and the Principal Opportunities Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Executive Officers & Members

Howard S. Marks            Chairman and Principal
Bruce A. Karsh             President and Principal
Sheldon M. Stone           Principal
David Richard Masson       Principal
Larry W. Keele             Principal
Stephen A. Kaplan          Principal
Russel S. Bernard          Principal
David Kirchheimer          Managing Director and Chief Financial and
                           Administrative Officer

Kenneth Liang              Managing Director and General Counsel

Portfolio Managers

Stephen A. Kaplan          Principal
Bruce A. Karsh             President and Principal

(d)-(e)

During the last five years, neither Oaktree, the Principal Opportunities Fund, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

The Principal Opportunities Fund holds One Hundred Seventy-Seven Thousand (177,000) shares of the Issuer's Series D Preferred Stock and Zero (0) shares of the Issuer's Common Stock as of the date hereof.

The Principal Opportunities Fund, the Issuer and certain other persons entered into a certain Stock Purchase Agreement dated March 19, 1999 (the "Purchase Agreement"), pursuant to which the Principal Opportunities Fund agreed to purchase from the Issuer and the Issuer agreed to sell to the Principal Opportunities Fund One Hundred Seventy-Seven Thousand (177,000) shares of Series D Preferred Stock, subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Transaction"). The Principal Opportunities Fund used Seventeen Million Seven Hundred Thousand Dollars ($17,700,000) of funds obtained from its working capital for the acquisition of such shares of Series D Preferred Stock (the "Purchase Price").

After May 12, 1999, the Principal Opportunities Fund shall have the right, at its option, at any time and from time to time, to convert, in whole or in part, the shares of Series D Preferred Stock into One Million Six Hundred Nine Thousand Ninety (1,609,090) registered, fully paid and nonassessable shares of Common Stock.

Item 4.  Purpose of Transaction

The shares of the Issuer's Series D Preferred Stock and Common Stock described herein will be, in either case, acquired for investment purposes, subject to the matters set forth below.

Oaktree,  as the  general  partner of the  Principal  Opportunities  Fund,  will evaluate the Issuer's business and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether to hold or to sell shares of the Issuer's Series D Preferred Stock or Common Stock (as the case may be) or whether additional shares of the Issuer's Series D Preferred Stock or Common Stock will be acquired by the Principal Opportunities Fund. The investment strategy of the Principal Opportunities Fund is generally to invest in entities in which there is a potential to exercise significant influence over such entities, and the Principal Opportunities Fund's share ownership, at some point, may be deemed to constitute "control" of the Issuer. Additional shares of Series D Preferred Stock or Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Series D Preferred Stock or Common Stock beneficially owned by Oaktree and the Principal Opportunities Fund may be sold. Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.       Interest and Securities of the Issuer

(a) As of the date of this Schedule 13D, the Principal Opportunities Fund owns and has sole power to vote and dispose of One Hundred Seventy-Seven Thousand (177,000) shares of Series D Preferred Stock (approximately Eighty-Eight and One-Half Percent (88.5%) of the outstanding shares of Series D Preferred Stock).

As of the date of this Schedule 13D, the Principal Opportunities Fund owns and has sole power to vote and dispose of Zero (0) shares of Common Stock of the Issuer (Zero Percent (0%) of the outstanding shares of the Issuer's Common Stock). If the Principal Opportunities Fund chooses to convert the shares of Series D Preferred Stock into shares of Common Stock, the Principal Opportunities Fund will own and have sole power to vote and dispose of One Million Six Hundred Nine Thousand Ninety (1,609,090) shares of Common Stock (approximately Fifteen and Eight-Tenths Percent (15.8%) of the outstanding shares of Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to beneficially own One Hundred Seventy-Seven Thousand (177,000) shares of Series D Preferred Stock (approximately Eighty-Eight and One-Half Percent (88.5%) of the outstanding shares of Series D Preferred Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Principal Opportunities Fund may be deemed to own Zero (0) shares of Common Stock of the Issuer (Zero Percent (0%) of the outstanding shares of the Issuer's Common Stock). If the Principal Opportunities Fund chooses to convert the shares of Series D Preferred Stock into shares of Common Stock, Oaktree, in its capacity as the general partner of the Principal Opportunities Fund may be deemed to beneficially own One Million Six Hundred Nine Thousand Ninety (1,609,090) shares of Common Stock (approximately Fifteen and Eight-Tenths Percent (15.8%) of the outstanding shares of Common Stock).

As of the date of this Schedule 13D, Stephen A. Kaplan, a Principal of Oaktree and a portfolio manager of the Principal Opportunities Fund, individually owns and has sole power to vote and dispose of approximately Three Thousand (3,000) shares of Common Stock of the Issuer (Three-Hundredths of a Percent (.03%) of the outstanding shares of the Issuer's Common Stock). Mr. Kaplan acquired these securities in transactions prior to and unrelated to the Purchase Agreement. The securities owned by Mr. Kaplan in his capacity as an individual are not covered by this Schedule 13D.

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including the power to vote and dispose of the Issuer's Series D Preferred Stock or the Issuer's Common Stock (as the case may be). Therefore, as of the date hereof, Oaktree has the power to vote and dispose of One Hundred Seventy-Seven Thousand (177,000) shares of the Issuer's Series D Preferred Stock and Zero (0) shares of the Issuer's Common Stock. Alternatively, upon the conversion of the shares of Series D Preferred Stock into shares of Common Stock, Oaktree will have the power to vote and dispose of One Million Six Hundred Nine Thousand Ninety (1,609,090) shares of the Issuer's Common Stock.

(c) Oaktree, as general partner of the Principal Opportunities Fund, may be deemed to beneficially own the shares of the Issuer's Common Stock and Series D Preferred Stock which are acquired by the Principal Opportunities Fund. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock and Series D Preferred Stock held by the reporting person and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D. Neither the Principal Opportunities Fund nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock or Series D Preferred Stock during the last sixty (60) days.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Oaktree, as general partner of the Principal Opportunities Fund, receives a management fee for managing the assets of the Principal Opportunities Fund and has a carried interest in the Principal Opportunities Fund.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Principal Opportunities Fund.

Item 7.       Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1- A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 19th day of May, 1999.

OAKTREE CAPITAL MANAGEMENT, LLC

By:______________________________

Kenneth Liang
Managing Director and General Counsel

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC,
         its General Partner

         By:_________________________________
              Kenneth Liang
              Managing Director and General Counsel

                             JOINT FILING AGREEMENT

         Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of this 19th day of May, 1999.

OAKTREE CAPITAL MANAGEMENT, LLC

By:_____________________________

Kenneth Liang
Managing Director and General Counsel

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:      Oaktree Capital Management, LLC,
         its General Partner

         By:_________________________________
              Kenneth Liang
              Managing Director and General Counsel